FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 31, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.
(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 31, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Reports Presentation of Results From
Interim Assessment of T2 Prostate Cancer Trial

CALGARY, Alberta, March 31, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) reports that Dr. Don Morris of the Alberta Cancer Board and the University of Calgary presented results from an interim assessment of the first six completed patients of a clinical study to evaluate the efficacy and safety of REOLYSIN® for the treatment of T2 prostate cancer. There was evidence of viral activity in five of six patients and there were no safety concerns, from either a clinical or histopathological perspective, in all six patients. The results were presented March 28th, 2003 at a conference on “Oncolytic Viruses As Cancer Therapeutics” held in Banff, Alberta.

The preliminary data showed clear histopathological evidence of apoptotic tumour cell death, one measure of viral activity, in four of the six patients. In a fifth patient, the PSA level dropped by 53% and the prostate gland shrank by 67% from just prior to treatment to the time of surgical removal. There was no evidence of viral activity in the sixth patient. In all six patients, there was no histopathological evidence of any viral effect on healthy prostatic tissue.

“We are pleased with the preliminary results from this trial,” said Dr. Brad Thompson, Oncolytics’ President and CEO. “This preliminary data shows histopathological evidence that REOLYSIN® selectively infects and kills tumour cells in humans. Our future clinical trials will examine systemic administration of REOLYSIN® that will target metastatic disease. Advanced prostate cancer will be considered for one of these trials.”

The T2 prostate cancer trial is intended to evaluate the histopathological efficacy of intratumoural administration of REOLYSIN® for the treatment of cancer that is restricted to the prostate gland. Patients will receive a single injection of REOLYSIN® and will be monitored for approximately three weeks, at which time the prostate will be surgically removed. The primary efficacy endpoint will be the response rate as measured by pathological examination of the tumour.

Cancer of the prostate is one of the most common cancers in men, representing approximately one-third of all male cancers in western society. It is second only to lung cancer as the leading cause of cancer deaths in men. There were an estimated 18,200 new cases of prostate cancer in Canada in 2002 and the American Cancer Society estimates that there will be 220,900 new cases in the US in 2003.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to: the Company’s expectations as to the safety and efficacy of REOLYSIN® including application by systemic delivery; and the Company’s expectations as to the design, timing and success of its planned clinical trial programs, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Brad Thompson 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 info@oncolyticsbiotech.com	For Canada: The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com